Exhibit 15
Addendum to
Amended and Restated
Extraordinary Variable Compensation Plan
TELVENT
November 22, 2010
Telvent GIT, S.A. (“Telvent”) has established an “Amended and Restated Extraordinary Variable Compensation Plan” (the “Plan”) to provide for extraordinary compensation for certain officers and managers. This Addendum to the Plan is intended to clarify certain aspects of the Plan in order to facilitate its application.
This Addendum replaces the provisions set forth in Sections 4.2, 4.3, and 4.4 of the Plan. Unless expressly agreed otherwise in this Addendum, all arrangements and obligations set forth in the Plan will remain in full force and effect, and Telvent as well as the Participants confirm that they are bound by the Plan and will retain all their respective rights and obligations set forth in the Plan. The words and expressions used in this Addendum shall have the meanings set forth in the Plan, unless expressly stipulated otherwise in this Addendum.
The Plan is hereby amended as follows:
4.2. Structure
A portion of the compensation (as notified to the Participant as described in Section 5) can be earned annually by the Participant according to the percentages set out in the table below (or as otherwise approved by the Nominating and Compensation Committee for particular Participants). However, vesting only takes place after the end of the fifth year:

Year 2007	10%
Year 2008	15%
Year 2009	15%
Year 2010	30%
Year 2011	30%

100%
The calculation and payment of the compensation payable under this Plan will be made within six months following the end of the term of the Plan (June 30,2012) and after the audit opinion is received by the auditor for the Telvent company with which the Participant is employed (the “Company”).
The following conditions must be fulfilled in order for a Participant to earn compensation under this Plan:

(a)	The Participant must remain in the employment of the Company or another Telvent subsidiary as described in section 4.4 throughout the term of the Plan. In addition, if and so long as the Participant remains employed by an Affiliate (as hereinafter defined) of Telvent other than a Telvent subsidiary, such Participant may continue to participate in the Plan upon approval of the Board of Directors. Such approval of the Board of Directors shall be based upon the recommendation of the Nominating and Compensation Committee and the finding by the Board of Directors.
For purposes of this section 4.2 (a), the term affiliate shall mean any entity that Telvent controls, is controlled by, or is under common control with.
(b)	For each fiscal year of the Plan, the Participant must be entitled to receive an annual bonus under the Company bonus plan for that year, based on achievement of least 90% of the objectives (other than bookings or quality) specified in the bonus plan. Failure to earn a bonus under the Company bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under this Plan in another year. Employees working in areas of general corporate services not associated with any particular business segment will have to fulfill additional objectives specifically defined by the President of Telvent.

(e)	Fulfillment of the consolidated 5-year budget of Telvent corresponding to the fiscal years 2007 to 2011 according to the Strategic Plan in effect as of June 7,2006.

(d)	The price of the ordinary shares of Telvent listed on the NASDAQ Global Market on December 31, 2011 must be not less than $17 per share. If the list price is less than $17, due to unforeseeable circumstances of volatility of the share prices and/or from the stock market, then the price of the Telvent shares will be calculated using the average price during a reference period of three months before and three months after December 31, 2011 and this will be submitted for the consideration of the Nomination and Compensating Committee of Telvent.
Compensation payable under this Plan shall be paid in cash; provided, however, that at the election of a Plan Participant, compensation payable with respect to the first three years of the Plan (or as may otherwise be approved by the Nominating and Compensation Committee for particular Participants) shall be paid in Telvent is ordinary voting shares. The number of ordinary shares payable to any Plan Participant in lieu of the vested cash earned shall be determined based on the price of $18.50 per Telvent ordinary share and using a fixed exchange rate of $1.458 U.S. to 1 Euro. Such per share price is the price paid by Telvent to acquire the ordinary shares to be awarded to Participants under this Plan and such exchange rate is the exchange rate in effect on the date Telvent acquired such ordinary shares. In lieu of issuing any fractional shares, the Participant shall be paid in cash.
If the market price of Telvent ordinary shares upon expiration of the Plan is higher or lower than the agreed upon price of $18.50, the Participant accepts to bear the market risk.
As an example, an assuming and exchange rate of $1.458 U.S. to € 1, if a Participant has earned a total Plan award of € 250,000 at December 31, 2012, and assuming all conditions of the Plan have been met, upon the expiration of the Plan, the Participant would receive the following:
     Vested percentage for the years 2007, 2008 and 2009: 40%
     Vested compensation payable in Euros: 40% x € 250,000 = € 100,000
     Compensation payable converted to $ U.S.: € 100,000 x $1.458/€ 1 = $145,800
     Number of ordinary shares payable = $ 145,800/$18.50 per share = 7,881.081 shares
     Number of shares to be awarded: 7,881
     Fractional share to be paid in cash: .081 share x $18.50 = $1.4985
                                                              $1.4985 x (E 1/$1.458) = € 1.03
     Cash payable for the years 2010 and 2011: Cash in the amount of € 150,000 (60% x € 250,000)

     Total cash payable during the term: € 150,000 + € 1.03 = € 150,001.03
4.3.	Early Termination of Participation in Certain Cases

(a)	In case of termination of the employment of a Participant (whether voluntary or by dismissal) before the end of the term of the Plan, the Plan will terminate with respect to that Participant, and the Participant will not be entitled to receive any payment under the Plan.

(b)	In the case of death of a Participant, the Plan will terminate with respect to that Participant, and at the end of the term of the Plan, the heirs of the Participant will be entitled to receive the compensation earned under this Plan by the Participant for the fiscal years completed prior to the death of the Participant and proportionally for the completed months passed until the date of death, if the objectives for that fiscal year are fulfilled.

(c)	In the case of either retirement of a Participant on reaching 65 years of age or total disability (that prevents the Participant from being able to do any other type of work) before the end of the term of the Plan, the Plan will terminate with respect to that Participant and the Participant will be entitled to receive the compensation earned under this Plan for fiscal years completed to the date of his retirement. In addition, the Participant will be entitled to receive proportionate compensation for the completed months passed until the date of retirement during the fiscal year in which the Participant retired, if the objectives for that fiscal year are fulfilled. The calculation and payment of the compensation will be made at the end of the term of the Plan as provided in sections 4.1 and 4.2, above.

4.4.	Changes of Location of the Participants

In the case of a change in job position by a Participant (within the Company or a transfer to another Telvent Subsidiary, or to an Affiliate in accordance with Section 4.2, above), the Participant will be treated as having earned the compensation for the completed months passed until the date of the change of position, if the objectives for that fiscal year are fulfilled and new objectives will be established applicable to the Participant’s new position. The calculation and payment of the compensation will be made at the end of the term of the Plan as provided in sections 4.1 and 4.2 above.
Drawn up in duplicate originals and signed in _______________ on _______________ 2010.

TELVENT GIT, S.A.	[Name Employee]

[Name]

[Position]